FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3
Telephone: 604.683.8320

Item 2.

Date of Material Change

October 12, 2007

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on October 12, 2007.

Item 4.

Summary of Material Change

Tournigan U.S. Uranium Acquisition Agreement and Reorganization Update

Item 5.

Full Description of Material Change

The Company announced that it has entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC ("Sweetwater"). Prior to this acquisition agreement, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition will take place on the earlier of the Canada Revenue Agency ("CRA") notifying Tournigan that the completion of the acquisition will not prejudice Tournigan's application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the "Tournigan Reorganization") or upon the closing of the Tournigan Reorganization.

Upon closing, the Company will make cash payments totalling $642,000, of which $100,000 will be placed in escrow and, in addition, the company will issue 340,000 shares to Sweetwater. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months. Pursuant to regulatory requirements, the common shares issued upon closing will be subject to a four-month hold period.

The U.S. uranium properties acquired comprise more than 53,000 acres of federal lode mining claims in Wyoming, Arizona and South Dakota. Drilling commenced on the Wyoming and South Dakota claims in August 2007.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone

– 604-683-8320

Facsimile

– 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 12th day of October, 2007.